UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. _____)*
Quintana Maritime Limited

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
Y71696109

(CUSIP Number)
December 31, 2005

(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     ☐           Rule 13d-1(b)
     ☐           Rule 13d-1(c)
     ☑           Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y71696 10 9

1.	Names of Reporting Person.
	I.R.S. Identification Nos. of Reporting Person (entities only).

	FR X Offshore GP Limited 98-0468822

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a) ☐

	(b) ☑

3.	SEC Use Only

4.	Citizenship or Place of Organization

	Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:

	5. Sole Voting Power:	0

	6. Shared Voting Power:	3,072,395

	7. Sole Dispositive Power:	0

	8. Shared Dispositive Power:	3,072,395

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,072,395

10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)

	☐

11.	Percent of Class Represented by Amount in Row 9: 13.0%*

12.	Type of Reporting Person (See Instructions)

	CO

*	Based on the 23,554,617 shares of the Issuer’s Common Stock that were issued and outstanding on October 31, 2005, as reported in the Issuer’s quarterly report on Form 10-Q for the period ending September 30, 2005, filed with the U.S. Securities and Exchange Commission on November 4, 2005.

CUSIP No. Y71696 10 9

1.	Names of Reporting Person.
	I.R.S. Identification No. of above person (entities only).

	FR X Offshore GP, L.P. 98-0478156

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a) ☐

	(b) ☑

3.	SEC Use Only

4.	Citizenship or Place of Organization

	Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:

	5. Sole Voting Power:	0

	6. Shared Voting Power:	3,072,395

	7. Sole Dispositive Power:	0

	8. Shared Dispositive Power:	3,072,395

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,072,395

10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)

	☐

11.	Percent of Class Represented by Amount in Row 9: 13.0%*

12.	Type of Reporting Person (See Instructions)

	PN

*Based on the 23,554,617 shares of the Issuer’s Common Stock that were issued and outstanding on October 31, 2005, as reported in the Issuer’s quarterly report on Form 10-Q for the period ending September 30, 2005, filed with the U.S. Securities and Exchange Commission on November 4, 2005.

CUSIP No. Y71696 10 9

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

FR X Offshore, L.P. 98-0478161

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☑

3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:

5. Sole Voting Power: 0

6. Shared Voting Power: 3,072,395

7. Sole Dispositive Power: 0

8. Shared Dispositive Power: 3,072,395

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,072,395

10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)

☐

11.	Percent of Class Represented by Amount in Row 9: 13.0%*

12.	Type of Reporting Person (See Instructions)
PN

*Based on the 23,554,617 shares of the Issuer’s Common Stock that were issued and outstanding on October 31, 2005, as reported in the Issuer’s quarterly report on Form 10-Q for the period ending September 30, 2005, filed with the U.S. Securities and Exchange Commission on November 4, 2005.

CUSIP No. Y71696 10 9
Item 1(a). Name of Issuer
Quintana Maritime Limited
Item 1(b). Address of Issuer’s Principal Executive Offices
Pandoras 13 & Kyprow Street
166 74 Glyfada
Greece
Item 2(a). Name of Persons Filing
This Schedule 13G is filed on behalf of each of the following entities (collectively, the “Reporting Persons”):
FR X Offshore GP Limited
FR X Offshore GP, L.P.
FR X Offshore, L.P.
Each of the shares listed in Item 4 below for each Reporting Person is directly held by FR X Offshore, L.P. (“Offshore LP”). FR X Offshore GP, L.P. (“Offshore GP”) is the general partner of Offshore LP and may be deemed to share beneficial ownership of the shares of the Issuer held by Offshore LP. FR X Offshore GP Limited is the general partner of Offshore GP and may be deemed to share beneficial ownership of the shares of the Issuer held by Offshore LP.
Item 2(b). Address of Principal Business Office of Each Reporting Person
One Lafayette Place, Third Floor, Greenwich, Connecticut 06830
Item 2(c). Citizenship of Each Reporting Person
Cayman Islands
Item 2(d). Title of Class of Securities
Common Stock, par value $0.01 per share
Item 2(e). CUSIP Number
Y71696109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

CUSIP No. Y71696109

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4. Ownership
As of December 31, 2005, the following shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Quintana Maritime Limited, a Marshall Islands corporation (the “Issuer”), were beneficially owned by the Reporting Persons (all percentages of Common Stock reported in this statement on Schedule 13G (the “Schedule 13G”) have been calculated based on the Common Stock outstanding as of October 31, 2005, as reported in the Issuer’s quarterly report on Form 10-Q for the period ending September 30, 2005, filed with the U.S. Securities and Exchange Commission on November 4, 2005).

FR X Offshore GP Limited:	Amount beneficially owned:	3,072,395
	Percent of class:	13.0%
	Sole voting power:	0
	Shared voting power:	3,072,395
	Sole dispositive power:	0
	Shared dispositive power:	3,072,395

FR X Offshore GP, L.P.:	Amount beneficially owned:	3,072,395
	Percent of class:	13.0%
	Sole voting power:	0
	Shared voting power:	3,072,395
	Sole dispositive power:	0
	Shared dispositive power:	3,072,395

FR X Offshore, L.P.:	Amount beneficially owned:	3,072,395
	Percent of class:	13.0%
	Sole voting power:	0
	Shared voting power:	3,072,395
	Sole dispositive power:	0
	Shared dispositive power:	3,072,395

CUSIP No. Y71696109
Item 5. Ownership of Five Percent or Less of a Class
Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not applicable.
Item 8. Identification and Classification of Members of the Group
Not applicable.
Item 9. Notice of Dissolution of Group
Not applicable.
Item 10. Certification
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

FR X OFFSHORE GP LIMITED
Date: February 9, 2006	By:	/s/ Anne E. Gold
		Name:	Anne E. Gold
		Title:	Assistant Secretary

FR X OFFSHORE GP, L.P.
By:	FR X Offshore GP Limited
Its General Partner

Date: February 9, 2006	By:	/s/ Anne E. Gold
		Name:	Anne E. Gold
		Title:	Assistant Secretary

FR X OFFSHORE, L.P.
By:	FR X Offshore GP, L.P.
Its General Partner

By:	FR X Offshore GP Limited,
Its General Partner

Date: February 9, 2006	By:	/s/ Anne E. Gold
		Name:	Anne E. Gold
		Title:	Assistant Secretary

EXHIBIT INDEX
Exhibit 1          Joint Filing Agreement dated February 9, 2006 among the Reporting Persons.